ANDREW M. JOHNSON	DIRECT DIAL: +1 803.326.4003

Executive Vice President,

Chief Legal Officer & Secretary

333 Three D Systems Circle

Rock Hill, SC 29730

July 6, 2017

VIA UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 28, 2017
Form 8-K
Furnished May 3, 2017
File No. 001-34220

Gentlemen:

On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filing set forth in its comment letter dated June 22, 2017 (the “Comment Letter”).

In connection with its response, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For convenience of reference, I have set forth below the text of the comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Financial Information, page 36

1.	We note that you present a full non-GAAP income statement when reconciling non- GAAP measures to the most directly comparable GAAP measures here and in your earnings releases furnished on Form 8-K. In your next earnings release, please reconcile without presenting a full non-GAAP income statement. We refer you to Question 102.10 of the updated Non-GAAP and Disclosure Interpretations on May 17, 2016.

In response to the Staff’s comment, in future filings and earnings releases the Company will provide a reconciliation in such manner that does not present a full non-GAAP income statement.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-5

2.	With a view toward future disclosures, please tell us the amount of depreciation and amortization that is directly attributable to the generation of revenue. Explain how your presentation complies with the guidance in SAB Topic 11.B.

The Company does include all depreciation and amortization from assets attributable to the generation of revenue in the Cost of Sales line item in the statement of operations. Accordingly, the Company complies with the guidance provided in SAB Topic 11.B. The Company also includes depreciation and amortization related to assets that are not attributable to the generation of revenue in the Research and Development and Selling and General Administrative line items in the statement of operations. This allocation is based upon the nature and use of the assets generating the depreciation and amortization expense. The Company will revise its disclosures of Significant Accounting Policies in future filings to more clearly describe its allocation methodology related to depreciation.

Note 2 Significant Accounting Policies

Inventories, page F-10

3.	We note that you disclose the amount of inventory reserves on your consolidated balance sheets and elsewhere in the filing. Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, such reserves should establish a new cost basis and therefore, reserve balances as of the year end should not be reflected in a separate account.

As disclosed under the “Inventories” subheading in the Significant Accounting Policies footnote (Note 2), the Company values inventories at the lower of cost or net realizable value. Inventory items are reviewed periodically to ensure that cost remains an appropriate measure by which they should be valued. For certain inventory items, the Company reduces the carrying value based upon estimated net realizable value. In accordance with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14, once the carrying value of the inventory item has been marked down, there are no future adjustments to increase the value of that inventory item. The Company will revise its disclosures in future filings so that its policy is more clearly stated.

Note 21 Segment Information, page F-31

4.	With a view toward future disclosures, please tell us the amount of revenues and long- lived assets for the United States, your country of domicile. We refer you to ASC 280-10-50-41.

In response to the Staff’s comment, in future filings, the Company will separately disclose the amount of revenues and long-lived assets for the United States, the Company’s country of domicile.

Note 22 Commitments and Contingencies

Litigation, page F-34

5.	We note from your disclosures that although you cannot predict the results of litigation with certainty, you believe that the disposition of these legal matters will not have a material adverse effect on your consolidated results of operations or consolidated financial position. Please explain why you have omitted the statement of cash flows or revise future filings to include this financial statement. Please also clarify in your response and future filings whether your belief that the legal matters will not have a material adverse effect pertains only to the “other legal matters incidental to [your] business” referenced in the preceding sentence or to all legal proceedings, including the ones specifically described in Note 22.

It was not the intent of the Company to either omit the statement of cash flows or to imply that only “other legal matters incidental to [its] business” would not have a material adverse impact to the Company’s financial statements. In response to the Staff’s comment, the Company will revise its disclosure in future filings to include a reference to the statement of cash flows and clearly describe the expected impact of all legal proceedings to the Company’s financial statements.

Form 8-K furnished on May 3, 2017

6.	It appears you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully refers the Staff to its disclosures in Schedule 3 of Exhibit 99.1 and slide 24 of Exhibit 99.2, each filed with the Company’s Form 8-K furnished on May 3, 2017, where the Company provides the quantitative reconciliation of its forward looking non-GAAP guidance to its forward looking GAAP guidance. The Company notes the Staff’s comment and will continue to disclose this information in its future filings when applicable.

* * * * * *

We deeply appreciate the Staff’s availability by phone to further assist the Company and trust that the foregoing adequately responds to the comments.

Please do not hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Andrew M. Johnson

Andrew M. Johnson
Executive Vice President, Chief Legal Officer and Secretary

cc:    Vyomesh I. Joshi